UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Autris

(Name of Issuer)

Common Stock

par value $0.001

(Title of Class of Securities)

05335A 102

(CUSIP Number)

December 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 05335A 102

1	Name of reporting person Wolf Capital Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐ Not applicable
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,621,350
	6	Shared voting power 0
	7	Sole dispositive power 3,621,350
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 3,621,350
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 8.5%*
12	Type of reporting person CO

*	The beneficial ownership percentages described in this Schedule 13G are based on the aggregate number of the Company’s common shares as of June 30, 2014, as reported in the Company’s Form 10-K for the period ended September 30, 2014.

SCHEDULE 13G
CUSIP No. 05335A 102

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Autris (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 12021 Wilshire Blvd. #234, Los Angeles, CA 90025.

Item 2(a). Name of Person Filing

Alan Lindsay as beneficial owner of Wolf Capital Corp.

Item 2(b). Address of Principal Business Office or, if none, Residence

75 Fort Street, #1350, Grand Cayman, Cayman Islands KY1-1108

Item 2(c). Citizenship

Wolf Capital Corp. was organized under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock, par value $0.001.

Item 2(e). CUSIP Number

The CUSIP number of the Company’s common units is 05335A 102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240-13d-2(b) or (c), check whether the person filing is:

Not Applicable.

Item 4. Ownership.

Item 4(a). Amount beneficially owned

3,621,350 common shares, par value $0.001

Mr. Lindsay has sole voting and dispositive power over the common shares of the Company held by the Wolf Capital Corp. Mr. Lindsay is deemed to have beneficial ownership of such common shares.

Item 4(b). Percent of Class

8.5%

Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

3,621,350

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

3,621,350

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2014

By:	/s/ Alan Lindsay
Name:	Alan Lindsay
President & CEO